Exhibit 99.9

Mitchells & Butlers plc

Purchase of Own Securities

Mitchells & Butlers plc announces that on 27 June 2006 it purchased for cancellation 590,243 of its ordinary shares at a price of 504.978814 pence per ordinary share.